1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886- 4- 25341525#1536
Taichung, Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886- 3- 5795678#3676

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the First Quarter of 2018

Taichung, Taiwan, Apr. 24, 2018—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2018 were NT$ 18,913 million, which represented a 12.5% decline in revenues compared to the fourth quarter of 2017 and a 3.3% decline in revenues compared to the first quarter of 2017. SPIL reported a net income attributable to shareholders of the parent of NT$ 240 million for the first quarter of 2018, compared with a net income of NT$ 1,489 million and a net income of NT$ 997 million for the fourth quarter of 2017 and the first quarter of 2017, respectively.

Basic earnings per share for this quarter was NT$ 0.08, and diluted earnings per ordinary share was NT$ 0.08. Basic earnings per ADS for this quarter was US$ 0.01, and diluted earnings per ADS was US$ 0.01.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the first quarter of 2018, net revenues from IC packaging were NT$ 16,021 million and represented 85% of total net revenues. Net revenues from testing operations were NT$ 2,892 million and represented 15% of total net revenues.

•	Cost of goods sold was NT$ 15,918 million, representing a decline of 7.1% compared to the fourth quarter of 2017 and an increase of 0.8% compared to the first quarter of 2017.

•	Raw materials costs were NT$ 6,629 million for the first quarter of 2018 and represented 35.1% of total net revenues, whereas raw materials costs were NT$ 7,266 million and represented 33.6% of total net revenues for the fourth quarter of 2017.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 19 million.

•	Gross profit was NT$ 2,995 million for the first quarter of 2018, representing a gross margin of 15.8%, which decreased from a gross margin of 20.7% for the fourth quarter of 2017 and decreased from 19.2% for the first quarter of 2017.

•	Total operating expenses for the first quarter of 2018 were NT$ 1,824 million, which included selling expenses of NT$ 241 million, administrative expenses of NT$ 654 million and R&D expenses of NT$ 929 million. Total operating expenses represented 9.6% of total net revenues for the first quarter of 2018.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 10 million.

•	Operating income was NT$ 1,171 million for the first quarter of 2018, representing an operating margin of 6.2%, which decreased from 10.7% for the fourth quarter of 2017 and decreased from 8.9% for the first quarter of 2017.

•	Non-operating items:

•	Our non-operating expense was NT$ 736 million, including net losses of NT$ 713 million on fair value change of financial assets and liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 435 million for the first quarter of 2018, which decreased from a net income before tax of NT$ 1,931 million for the fourth quarter of 2017 and decreased from a net income before tax of NT$ 1,262 million for the first quarter of 2017.

•	Income tax expense was NT$ 171 million for the first quarter of 2018, compared with income tax expense of NT$ 442 million for the fourth quarter of 2017 and income tax expense of NT$ 265 million for the first quarter of 2017.

•	Net income attributable to shareholders of the parent was NT$ 240 million for the first quarter of 2018, which decreased from a net income of NT$ 1,489 million for the fourth quarter of 2017 and decreased from a net income of NT$ 997 million for the first quarter of 2017.

•	Total number of shares outstanding was 3,129 million shares as of Mar. 31, 2018. Basic earnings per share for this quarter was NT$ 0.08, and diluted earnings per ordinary share was NT$ 0.08. Basic earnings per ADS for this quarter was US$ 0.01, and diluted earnings per ADS was US$ 0.01.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 31,361 million as of Mar. 31, 2018 from NT$ 24,444 million as of Dec. 31, 2017, and NT$ 23,611 million as of Mar. 31, 2017.

•	Capital expenditures for the first quarter of 2018 totaled NT$ 2,277 million.

•	Total depreciation expenses for the first quarter of 2018 totaled NT$ 3,830 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 16,021 million for the first quarter of 2018, which represented a decrease of NT$ 2,174 million or 11.9% compared to the fourth quarter of 2017.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 18% and 38%, respectively, of total net revenues for the first quarter of 2018.

•	As of Mar. 31, 2018 we had 8,731 wirebonders installed, of which 524 were added in the first quarter of 2018.

IC testing service:

•	Net revenues from testing operations were NT$ 2,892 million for the first quarter of 2018, which represented a decrease of NT$ 536 million or 15.6% compared to the fourth quarter of 2017.

•	As of Mar. 31, 2018 we had 589 testers installed, of which 15 were added in the first quarter of 2018.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q18	4Q17
Communication	67%	68%
Computing	14%	11%
Consumer	17%	19%
Memory	2%	2%

•	Breakdown by packaging type:

By application	1Q18	4Q17
Bumping & Flip Chip	38%	40%
Substrate Based	29%	27%
Leadframe Based	18%	17%
Testing	15%	16%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2018 reflect our gains or losses attributable to the first quarter of 2018 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2018 is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Mar 31, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2018			Mar 31, 2017		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	1,077,509	31,360,901	25	23,611,168	19	7,749,733	32.8
Contract assets	64,639	1,881,313	2	—	—	1,881,313	—
Accounts receivable	497,810	14,488,752	11	15,532,994	13	(1,044,242)	(6.7)
Inventories	194,126	5,650,037	4	6,822,101	6	(1,172,064)	(17.2)
Other current assets	51,039	1,485,504	1	1,564,299	1	(78,795)	(5.0)

Total current assets	1,885,123	54,866,507	43	47,530,562	39	7,335,945	15.4

Non-current Assets
Financial assets at fair value through profit or loss - non current	128,944	3,752,895	3	—	—	3,752,895	—
Available-for-sale financial assets	—	—	—	4,230,202	3	(4,230,202)	(100.0)
Long-term investment under equity method	106,613	3,102,976	2	2,643,697	2	459,279	17.4
Property, plant and equipment	2,164,994	63,012,138	50	65,962,091	54	(2,949,953)	(4.5)
Intangible assets	3,598	104,727	—	156,410	—	(51,683)	(33.0)
Other assets	76,433	2,224,587	2	1,778,699	2	445,888	25.1

Total non-current assets	2,480,582	72,197,323	57	74,771,099	61	(2,573,776)	(3.4)

Total Assets	4,365,705	127,063,830	100	122,301,661	100	4,762,169	3.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	122,331	3,560,445	3	2,578,050	2	982,395	38.1
Financial liabilities at fair value through profit or loss - current	37,350	1,087,081	1	887,096	1	199,985	22.5
Accounts payable	251,102	7,308,324	6	7,366,573	6	(58,249)	(0.8)
Current portion of bonds payable	387,090	11,266,243	9	12,028,976	10	(762,733)	(6.3)
Current portion of long-term debt	149,115	4,340,000	3	2,132,167	2	2,207,833	103.5
Other current liability	418,973	12,194,193	10	12,994,547	10	(800,354)	(6.2)
Non-current liabilities
Long-term loans	402,942	11,727,625	9	15,340,000	13	(3,612,375)	(23.5)
Other liabilities	52,424	1,525,800	1	1,580,368	1	(54,568)	(3.5)

Total Liabilities	1,821,327	53,009,711	42	54,907,777	45	(1,898,066)	(3.5)

Stockholders’ Equity
Eqity attributable to owners of the Company
Capital stock	1,075,166	31,292,699	24	31,163,611	26	129,088	0
Capital reserve	475,156	13,829,434	11	12,641,997	10	1,187,437	9.4
Legal reserve	406,711	11,837,317	9	10,844,001	9	993,316	9.2
Retained earnings	468,108	13,624,285	11	11,248,800	9	2,375,485	21.1
Other equities	(2,836)	(82,550)	—	1,495,475	1	(1,578,025)	(105.5)

Equity attributable to owners of the Company	2,422,305	70,501,185	55	67,393,884	55	3,107,301	4.6
Non-controlling interests	122,073	3,552,934	3	—	—	3,552,934	—

Total Equity	2,544,378	74,054,119	58	67,393,884	55	6,660,235	9.9

Total Liabilities & Shareholders’ Equity	4,365,705	127,063,830	100	122,301,661	100	4,762,169	3.9

Forex ( NT$ per US$ )		29.105		30.330

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q 2018				1Q 2017		YoY	1Q 2018	4Q 2017		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	645,485		18,912,711	100.0		19,551,585	(3.3)	18,912,711		21,622,785	(12.5)
Cost of Goods Sold	(543,279)		(15,918,086)	(84.2)		(15,794,850)	0.8	(15,918,086)		(17,137,541)	(7.1)

Gross Profit	102,206		2,994,625	15.8		3,756,735	(20.3)	2,994,625		4,485,244	(33.2)

Operating Expenses
Selling Expenses	(8,240)		(241,427)	(1.3)		(248,387)	(2.8)	(241,427)		(278,955)	(13.5)
Administrative Expenses	(22,313)		(653,740)	(3.4)		(803,559)	(18.6)	(653,740)		(941,971)	(30.6)
Research and Development Expenses	(31,692)		(928,595)	(4.9)		(965,152)	(3.8)	(928,595)		(944,345)	(1.7)

	(62,245)		(1,823,762)	(9.6)		(2,017,098)	(9.6)	(1,823,762)		(2,165,271)	(15.8)

Operating Income	39,961		1,170,863	6.2		1,739,637	(32.7)	1,170,863		2,319,973	(49.5)
Non-operating Items	(25,111)		(735,752)	(3.9)		(478,088)	(53.9)	(735,752)		(388,576)	(89.3)

Income Before Income Tax	14,850		435,111	2.3		1,261,549	(65.5)	435,111		1,931,397	(77.5)
Income Tax Expenses	(5,823)		(170,628)	(0.9)		(265,025)	(35.6)	(170,628)		(442,408)	(61.4)

Net Income	9,027		264,483	1.4		996,524	(73.5)	264,483		1,488,989	(82.2)

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Share of other comprehensive income of associates	5,597		164,003			—				—
Remeasurements of post employment benefit obligations	—		—			—				10,647
Income tax relating to items that will not be reclassified to profit or loss	327		9,566			—				(1,810)
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	12,325		361,134			(600,408)				(17,030)
Unrealized gain(loss) on available-for-sale financial assets	—		—			560,170				(592,973)
Share of other comprehensive income of associates	—		—			257,367				48,076
Income tax relating to items that may be reclassified to profit or loss	—		—			(7,089)				—

Total other comprehensive income (loss)	18,249		534,703			210,040				(553,090)

Total comprehensive income	27,276		799,186			1,206,564				935,899

Net profit attributable to:
Owners of the Company			240,115			996,524				1,488,989
Non-controlling interests			24,368			—				—

			264,483			996,524				1,488,989

Total comprehensive income attributable to:
Owners of the Company			752,680			1,206,564				935,899
Non-controlling interests			46,506			—				—

			799,186			1,206,564				935,899

Earnings Per Ordinary Share- Basic		NT$	0.08		NT$	0.32			NT$	0.48

Earnings Per Ordinary Share- Diluted		NT$	0.08		NT$	0.15			NT$	0.48

Earnings Per ADS- Basic		US$	0.01		US$	0.05			US$	0.08

Earnings Per ADS- Diluted		US$	0.01		US$	0.02			US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,127,762			3,400,463				3,120,063

Forex ( NT$ per US$ )			29.300			31.095				30.108

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 3 Months Ended on Mar 31, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2018		3 months, 2017
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	14,850	435,111	1,261,549
Depreciation	130,711	3,829,840	3,392,422
Amortization	1,207	35,361	69,005
Change in working capital & others	(1,642)	(48,130)	(1,778,145)

Net cash flows provided from operating activities	145,126	4,252,182	2,944,831

Cash Flows from Investing Activities:
Proceeds from from disposal of subsidiaries	155,531	4,557,070	—
Acquisition of property, plant, and equipment	(77,699)	(2,276,575)	(3,336,501)
Proceeds from disposal of property, plant, and equipment	412	12,078	417,578
Others	(3,415)	(100,088)	86,938

Net cash provided from (used in) investing activities	74,829	2,192,485	(2,831,985)

Cash Flows from Financing Activities:
Increase in short-term loans	7,250	212,432	—
Proceeds from long-term loans	24,724	724,424	1,000,000
Repayment of long-term loans	(17,065)	(500,000)	(1,780,279)
Others	(380)	(11,149)	(1,870)

Net cash provided from (used in) financing activities	14,529	425,707	(782,149)

Foreign currency exchange effect	1,585	46,444	(195,799)

Net increase (decrease) in cash and cash equivalents	236,069	6,916,818	(865,102)

Cash and cash equivalents at beginning of period	834,269	24,444,083	24,476,270

Cash and cash equivalents at end of period	1,070,338	31,360,901	23,611,168

		—	—
Forex ( NT$ per US$ )		29.300	31.095

(1)	: All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 24, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer